Mail Stop 3010

September 3, 2009

VIA USMAIL

Mr. Stephen J. Benedetti
Principal Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

   Re: Dynex Capital, Inc.
       Form 10-K for the year ended December 31, 2008 filed March 16, 2009
       Form 10-K/A for the year ended December 31, 2008 filed March 31, 2009
       Definitive Proxy Statement filed April 3, 2009
       File No. 001-09819

Dear Mr. Stephen J. Benedetti:

We have reviewed your response letter dated July 22, 2009 and have the following additional comments. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Discussion of Investments

Estimated Fair Value of Net Investment, page 30

1.   We considered your response to comment 4. Should the disclosure of Estimated Fair Value of Net Investment Basis remain in your filings, please confirm that you will expand your disclosure in future filings to provide a robust and thorough discussion of:
- What this measure represents,
- Why you present this measure,
- How the company uses this measure,
- Why this measure is useful to an investor,
- Any limitations of the presentation,

- Confirm the valuation techniques used are consistent with the methodologies used in your fair value disclosures under SFAS 157 and SFAS 107.

Financial Statements and Notes

Note 5 – Allowance for Loan Losses, page F-17

2.   We considered your response to comment 8. Please confirm that you include loans that were not deemed impaired under your SFAS 114 analysis in your assessment of the need for a general allowance under SFAS 5. Refer to Question 10 in EITF Topic D-80. In this regard, based on the bullet points set forth in your response, it is not clear how you grouped loans with similar risk characteristics when evaluating pools of loans for potential losses under SFAS 5. Additionally confirm that you will disclose in future filings the circumstances that prompt you to perform an individual loan analysis under SFAS 114 and your consideration for a general allowance under SFAS 5.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief